[redacted]

08026417

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard (City) North Carolina (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore 828-883-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GablerMolis & Company, PA
(Name – *if individual, state last, first, middle name*)

32 Orange Street (Address) Asheville (City) North Carolina (State) 28801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public My Commission Expires March 20, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, NC

Audited Financial Statements
For the Year Ended
December 31, 2007

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

TABLE OF CONTENTS

GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
tel. 828.281.3161
fax 828.281.3164

INDEPENDENT AUDITORS' REPORT

Manager and Members of
Carolina Financial Securities, LLC
Brevard, North Carolina

We have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2007, and the related statements of income and members' equity, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows and net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Gabler Molis & Company, PA

GablerMolis & Company, PA
Asheville, North Carolina
February 14, 2008

CAROLINA FINANCIAL SECURITIES, LLC
Balance Sheet
December 31, 2007

Assets

Current assets:		
Cash	$	30,270
Accounts receivable, net		6,302
Prepaid expense		385
Total current assets		36,957
Other assets:		
Property and equipment, net		14,455
Investments, at cost		91
Due from member		14,529
Total other assets		29,075
Total assets	$	66,032

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	2,741
Members' equity		63,291
Total liabilities and members' equity	$	66,032

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Statement of Income and Members' Equity
For the Year Ended December 31, 2007

Income from fees	$	298,846
Less: direct cost of fees		251,010
Gross profit		47,836
Operating expenses:		
Professional services		13,409
Depreciation		9,250
Rents and leases		9,064
Telephone		7,233
Insurance		2,695
Office expenses and supplies		2,067
Printing and reproduction		1,651
Dues and subscriptions		1,596
Postage		1,565
Employee retirement		1,381
Utilities		1,312
Miscellaneous		1,167
Investment banking		1,000
Repairs and maintenance		592
Bank charges		462
Advertising		395
Total operating expenses		54,840
Loss from operations		(7,004)
Other income (expense):		
Interest expense		(25)
Total other income (expense)		(25)
Net loss		(7,029)
Members' equity beginning of year		50,320
Members' equity end of year before contribution		43,291
Members' contribution		20,000
Members' equity end of year	$	63,291

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows used by operating activities:	
Cash received from customers	$ 295,233
Less cash paid for direct cost and operating expenses	(300,538)
Net cash used by operating activities	(5,305)
Cash flows provided from investing activities:	
Purchase of property, improvements and equipment	(1,251)
Net cash provided from investing activities	(1,251)
Cash flows from financing activities:	
Contributions from members	20,000
Net cash provided from financing activities	20,000
Net decrease in cash and cash equivalents	13,444
Cash and cash equivalents, beginning of year	16,826
Cash and cash equivalents, end of year	$ 30,270

Reconciliation of net income to net cash provided from operating activities:

Net loss	$ (7,029)
Adjustments:	
Depreciation	9,250
Increase in accounts receivable	(6,228)
Decrease in due from related party	2,615
Increase in accounts payable	827
Decrease in accrued payroll	(4,740)
Net cash used by operations	$ (5,305)

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Computation of Net Capital
December 31, 2007

Total assets	$ 66,032
Total liabilities	2,741
Net worth	63,291
Less non-allowable assets:	
Petty cash	(200)
Accounts receivable	(6,302)
Prepaid expense	(385)
Due from members	(14,529)
Furniture, equipment, and leasehold improvements	(14,455)
Investments	(91)
	(35,962)
Net capital	27,329
Minimum net capital requirement	5,000
Excess net capital	$ 22,329

Net capital previously reported by broker-dealer, December 31, 2007		$ 27,329
Add:	Increase for audited accounts receivable	-
	Increase for audited accrued payroll, taxes and commissions	-
	Net adjustment	-
Audited net capital		$ 27,329

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2007

Note 1 - Summary of Significant Accounting Policies

Nature of Business and Trade Name
The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Property, Improvements and Equipment
Property and equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Revenue and Expense Recognition
Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Income Taxes
The Company, with consent of its members, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies - continued

Advertising Expense
Costs associated with advertising are charged to expense as incurred. Advertising expenses were $120 for 2007.

Note 2 - Accounts Receivable

Following is a summary of receivables at December 31, 2007:

Trade receivables	$	6,302
Less: allowance for doubtful accounts		-
	$	6,302

The allowance for bad debts is comprised of all receivable balances outstanding in excess of 30 days. Bad debt expense for the year ended December 31, 2007 was $0.

Note 3 - Retirement Plan

Effective in 1998 the Company adopted a 401(k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer makes discretionary contributions for the benefit of the employee. The Company's contribution expense for the year ended December 31, 2007 was $1,381.

Note 4 - Related Party Transactions

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member-	$ 14,529

These advances have been classified as long-term assets with no specific terms of repayment.

During the year, the Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. Total fees charged for the year ended December 31, 2007 were $168,263. These charges were coded to their respective expense accounts in the financial statements.

Note 5 - Property, Improvements and Equipment

The following is a summary of improvements and equipment - at cost, less accumulated depreciation:

Computer equipment	$ 81,683
Office furniture	44,979
Office equipment	4,081
Improvements	18,092
	148,835
Less: accumulated depreciation	(134,380)
Total	$ 14,455

Depreciation charged to operations was $9,250 during the year ended December 31, 2007.

Note 6 - Concentrations

Accounts receivable at December 31, 2007 includes $5,000 or 79.3% of total gross receivables from one client. Revenues from three clients represented approximately $222,500 or 82.7% of revenues for the year ended December 31, 2007.

GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
tel. 828.281.3161
fax 828.281.3164

To the Management and Members
Carolina Financial Securities, LLC
185 West Main Street
Brevard, NC 28712

In planning and performing our audit of the financial statements of Carolina Financial Securities, LLC for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Carolina Financial Securities, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, thereunder, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies.

Management Override of Controls

Although access to the accounting software package is password protected and limited to only a few in the organization, the possibility exists for management to override transactions or dates of transactions without evidence of an audit trail. During the audit, we did not identify any situations where this occurred.

In a separate instance, we noted that the commission structure of one deal had been revised during the year between management and the client. Documentation supporting the change in the commission percentage payable upon the securing of funds was not available during fieldwork. Although material errors did not occur as a result of this change, the potential for improper recording of commissions could occur without proper controls in place to capture revisions when they occur.

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

GablerMolis & Company, PA
February 14, 2008

END